UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Friedman Industries Incorporated

(Name of Issuer)

Common Stock, $1 par value

(Title of Class of Securities)

358435105

(CUSIP Number)

April 29, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358435105

1.	NAME OF REPORTING PERSON: PLATEPLUS, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 516,041
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 516,041

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 516,041
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.0%
12.	TYPE OF REPORTING PERSON: CO

CUSIP No. 358435105

1.	NAME OF REPORTING PERSON: METAL ONE CORPORATION
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Japan

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 516,041
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 516,041

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 516,041
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.0%
12.	TYPE OF REPORTING PERSON: CO

CUSIP No. 358435105

1.	NAME OF REPORTING PERSON: MITSUBISHI CORPORATION
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Japan

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 516,041
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 516,041

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 516,041
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.0%
12.	TYPE OF REPORTING PERSON: CO

SCHEDULE 13G

Item 1(a).	Name of Issuer: Friedman Industries, Incorporated

Item 1(b).	Address of Issuer’s Principal Executive Offices: 1121 Judson Road, Suite 124 Longview, Texas 75601

Item 2(a).

Name of Person Filing:

This statement is filed by Plateplus, Inc., Metal One Corporation and Mitsubishi Corporation.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).

Address of Principal Business Office or, if none, Residence:

The address of the principal executive office of Plateplus, Inc. is 21 Waterway Ave Suite 525, The Woodlands, TX 77380.The address of the principal executive office of Metal One Corporation is 7-2, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-7032, Japan. The address of the principal executive office of Mitsubishi Corporation is 3-1, Marunouchi 2-Chome, Chiyoda-ku, Tokyo, 100-8086, Japan.

Item 2(c).	Citizenship: Plateplus, Inc. is a Delaware corporation. Metal One Corporation is a Japanese corporation. Mitsubishi Corporation is a Japanese corporation.

Item 2(d).	Title of Class of Securities: Common Stock, $1 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number: 358435105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); and

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentage is based upon a total of 6,856,009 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ending December 31, 2021, as filed with the Securities and Exchange Commission on February 14, 2022.

Plateplus, Inc. is a wholly owned subsidiary of Metal One Corporation. Mitsubishi Corporation is the majority shareholder of Metal One Corporation and the ultimate parent company of Plateplus, Inc. Each of Metal One Corporation and Mitsubishi Corporation may be deemed to share voting and investment power with respect to all shares of Common Stock held by Plateplus, Inc. Each of Metal One Corporation and Mitsubishi Corporation disclaims beneficial ownership of such shares of Common Stock except to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

LIST OF EXHIBITS

Exhibit No.	Description
Exhibit I	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 9, 2022

MITSUBISHI CORPORATION

By:	/s/ Koji Ohno
	Name:	Koji Ohno
	Title:	Senior Vice President, Division COO, Steel Products Div.

Metal one Corporation

By:	/s/ Keisuke Shibata
	Name:	Keisuke Shibata
	Title:	Executive Officer

Plateplus, Inc.

By:	/s/ Akito Nakamura
	Name:	Akito Nakamura
	Title:	Chief Executive Officer

EXHIBIT I

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated May 9, 2022

MITSUBISHI CORPORATION

By:	/s/ Koji Ohno
	Name:	Koji Ohno
	Title:	Senior Vice President, Division COO, Steel Products Div.

Metal one Corporation

By:	/s/ Keisuke Shibata
	Name:	Keisuke Shibata
	Title:	Executive Officer

Plateplus, Inc.

By:	/s/ Akito Nakamura
	Name:	Akito Nakamura
	Title:	Chief Executive Officer